UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            Regency Affiliates, Inc.
                                 --------------
                                (Name of Issuer)


                          Common Stock, $0.40 Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                    758847107
                                  ------------
                                 (CUSIP Number)

                       Omer Esen, Chief Financial Officer
                           Glas-Aire Industries Group LTD
                              37 Grandview Highway
                          Vancouver, B.C. Canada V5M2E9
                            Telephone: (604)435-8801
                               FAX: (604)435-8601
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 1, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 758847107                                         Page 2 of 5 Pages
         -----------                                            ---  ---

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  Glas-Aire Industries Group Ltd.             84-1072256

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /___/
                                                              (b) /___/
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

         BK  WC  00

--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Nevada
--------------------------------------------------------------------------------

                           7   SOLE VOTING POWER

NUMBER OF
                                        0
SHARES
                           -----------------------------------------------------

BENEFICIALLY               8   SHARED VOTING POWER
                                        0
OWNED BY
                           -----------------------------------------------------

EACH                       9   SOLE DISPOSITIVE POWER

REPORTING                               0

                          ------------------------------------------------------
PERSON                    10   SHARED DISPOSITIVE POWER

WITH                                    0
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

This Amendment No. 3 to Schedule 13D statement (the "Schedule") is filed on behalf of Glas-Aire Industries Group Ltd. ("Glas-Aire") as the reporting person hereunder, and amends the Schedule 13D/A filed by the reporting persons on August 30, 1999, which reported on events of July 30, 1999 and August 4 , 1999.

ITEM 1.  SECURITY AND ISSUER.

This Schedule relates to the voting common stock, $0.40 par value, of Regency Affiliates, Inc. ("Regency"). Regency maintains its principal executive offices at 729 South Federal Highway, Suite 307, Stuart, Florida 34994.

ITEM 2.  IDENTITY AND BACKGROUND.

The principal business and principal office of Glas-Aire is located at 37 Grandview Highway, Vancouver, B.C., Canada V5M 2E9 (Tel: (604) 435-8801.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Glas-Aire borrowed US $ 1,500,000 from HSBC Bank Canada, paid $1,000,000 out of its working capital and transferred 4,040,378 shares of Regency common stock to Regency for all of the Glas-Aire common stock held by Regency and it's wholly owned subsidiary, Speed.com, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

         To divest Glas-Aire of its previous holdings in Regency.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (e) On October 1, 2001, Glas-Aire Industries Group Ltd. purchased from Regency Affiliates, Inc. all of the 1,215,105 shares of Glas-Aire common stock which Regency owned, in exchange for $2,500,000 and 4,040,378 shares of Regency common stock previously owned by Glas-Aire. As a result of the transaction, Glas-Aire no longer owns any Regency shares, and thus is no longer a 5% shareholder required to file reports on Form 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement between Glas-Aire Industries Group, Ltd. And Regency Affiliates, Inc. dated as of September 17, 2001, as amended as of October 1, 2001.

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Glas-Aire Industries Group Ltd.

October 18, 2001                            By:  /s/  Omer Esen
                                               --------------------------------
                                                      Omer Esen, Chief Financial
                                                      Officer
    Date                                              Signature